

September 12, 2013

Via Email
Francisco Antonio Jerez Garcia
Chief Executive Officer
Mineria Y Exploraciones Olympia, Inc.
c/o American Corporate Enterprises, Inc.
Suite 129-123 W. Nye Lane
Carson City, NV 89706

> **Re: Mineria Y Exploraciones Olympia, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2013**
> **File No. 333-190652**

Dear Mr. Garcia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In various sections of your document you indicate that your selling shareholder will sell at $.002 per share. Elsewhere you disclose the selling shareholder may sell his shares on an exchange, market or trading facility. This suggests that the selling shareholder may sell at market prices. Please clarify the disclosure throughout to reflect that the selling shareholder will sell his shares at the fixed price for the duration of the offering. See Rule 415(a)(4) of the Securities Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note certain similarities between your filing and that of Oroplata Resources, Inc. Please tell us the nature of your relationship with Oroplata Resources, if any.

4. We note your disclosure on page 34 that the offering will terminate nine months after the effective date of the registration statement. Please include this disclosure on the prospectus cover page and under The Offering on page 4.

Prospectus Summary, page 3

5. Please clarify the reference to your being a "pre-exploration stage company" as disclosed on page 3.

6. Please revise your Summary to address your going-concern opinion, current cash balance, and your estimated total expenses for the next year. Also, it appears that the costs associated with your offering and on-going reporting obligations exceeds your available cash, please advise us of the basis for your belief that you will be able to engage in exploration activities and otherwise consummate the business plan discussed in your offering.

Risk Factors, page 6

7. On page 6 you indicate investors "should consider many important factors in determining whether to purchase the shares being offered" in addition to the information disclosed in the prospectus. Please remove this statement. Your risk factors and other disclosure should fully describe the material risks associated with your business and offering.

8. Please revise your first risk factor to address your going-concern opinion.

Management's Discussion and Analysis or Plan of Operations, page 12

9. We note your budget includes fees payable to an accountant for preparing your financial statements. Please advise whether this individual is an employee and clarify why s/he is not signing your Form S-1 as the Principal Accounting Officer.

10. The disclosure elsewhere in your document, such as on page 19, refers to taxes and expenditures that are not referenced in your estimates on page 12. Please revise or advise

Liquidity and Capital Resources, page 13

11. We note that your auditors have issued a going concern opinion and that you currently do not have the funds to complete the Phase II exploration program. In addition, the company will not receive any proceeds from the shares offered by your promoter in the offering. Please describe the actions that you plan to take to address the lack of liquidity to satisfy your proposed business plan. Also disclose your plans in the event you fail to raise sufficient funds and disclose whether you have any plans to seek a business combination with an unidentified entity in the event you are not successful with your plan of operation. See Item 303(a)(1) of Regulation S-K.

Milestones We Must Achieve, page 13

12. On page 14 you refer to the "acceptance" of your registration statement. Please modify this language to avoid any implication that we accept or approve of a company's filings.

Description of Business, page 16

Olympia Gold Claim page 18

13. We note your disclosure of sample results for your Olympia Gold claim. In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your sampling and exploration plans.

14. On page 19 you indicate that your exploration concession application "has not been yet granted." Please advise us of the status of your application and the basis for your existing disclosure, if, as suggested by your disclosure, you lack the requisite exploration permits.

15. Please clarify how Mr. Garcia decided upon the Olympia concession as the company's initial project.

16. Footnote 3 to your financial statements indicates that you acquired the Olympia claim on August 28, 2012. Please disclose the material terms of the acquisition and file any related agreements. Also, please disclose the date and jurisdiction of your incorporation.

Related Party Transactions, page 32

17. Please state the names of the company's promoters and provide the information required by Item 404(c) of Regulation S-K.

18. Please describe the September 4, 2012 sale of common stock to your president for $75,000 and any other transactions required to be disclosed pursuant to Item 404(d)(1) of Regulation S-K.

Plan of Distribution, page 32

19. We note the statement on page 32 that the offering price was arbitrarily determined. Please disclose the price Mr. Garcia paid for his shares.

20. Please revise your disclosure that the selling shareholder may sell all or some of his remaining shares in open market transactions in reliance upon Rule 144. See Rule 144(i).

Description of Securities, page 34

21. Please remove the statement that all outstanding shares are fully paid and non-assessable or revise to attribute it to the opinion of counsel.

22. Please describe the voting rights associated with your shares. See Item 202(a)(1) of Regulation S-K.

Experts page 35

23. Please forward to our engineer, as supplemental information and not as part of your filing, the geological report referenced in your filing for your Olympia Gold claim, pursuant to paragraph (c) of Industry Guide 7. Additionally, if not included in your technical report, provide property title documents and copies of the Acme Lab test results that were referenced in your filing. If possible please provide this information on a CD, formatted as Adobe PDF files.

    If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Exhibit 5.1

24. Please revise to consent to the references to the firm contained in the prospectus. For guidance, see Staff Legal Bulletin No. 19 (CF) - Legality and Tax Opinions in Registered Offerings, Section IV, which is available on our website.

25. Please revise your opinion to state that the shares "are" legally issued, fully paid and non-assessable. In this respect it is unclear whether the reference to "when sold" limits the opinion. For guidance, see Staff Legal Bulletin No. 19 (CF) - Legality and Tax Opinions in Registered Offerings, Section II(B)(2)(h), which is available on our website.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Scott Lawler
        Lawler & Associates